EXHIBIT 21

Parent

Southern Missouri Bancorp, Inc.

Subsidiaries (a)	Percentage of Ownership	Jurisdiction or State of Incorporation

Southern Bank	100%	Missouri
SMS Financial Services, Inc.(b)	100%	Missouri
SB Corning, LLC(c)	100%	Missouri
SB Real Estate Investment, LLC(c)	100%	Missouri
Southern Bank Real Estate Investments, LLC(d)	100%	Missouri
Southern Insurance Services, LLC(b)	100%	Missouri
Fortune Investment Group, LLC(b)	100%	Missouri
Fortune Insurance Group, LLC(b)	100%	Missouri
Fortune SBA, LLC(b)	100%	Missouri

(a)   The operation of the Company's wholly owned subsidiaries are included in the Company's Financial Statements contained in Item 8 hereof.

(b)   Wholly owned subsidiary of Southern Bank; subsidiary is inactive.

(c)   Wholly owned active subsidiary of Southern Bank.

(d)   Wholly owned active subsidiary of SB Real Estate Investments, LLC.